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                               March 25, 2024

       Roy Kuan
       Chief Executive Officer
       Generation Asia I Acquisition Limited
       Boundary Hall, Cricket Square
       Grand Cayman, KY1-1102
       Cayman Islands

                                                        Re: Generation Asia I
Acquisition Limited
                                                            Preliminary Proxy
Statement on Schedule 14A
                                                            Filed March 14,
2024
                                                            File No. 001-41239

       Dear Roy Kuan:

                                                        We have reviewed your
filing and have the following comments.

              Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this letter, we may have additional comments.

       Preliminary Proxy Statement on Schedule 14A filed March 14, 2024

       Risk Factors
       We may not be able to complete an initial Business Combination with a
U.S. target company....,
       page 4

   1. Please revise to disclose whether your sponsor is, is controlled by, or has substantial ties with non-U.S. persons.
       Nasdaq may delist our securities from trading on its exchange...., page
5

   2. We note that you are seeking to extend the date to consummate a business combination beyond 36 months from
the effectiveness of your IPO registration statement. Please revise to explain the
risk that your securities may be delisted by Nasdaq pursuant to its rules.
 Roy Kuan
FirstName
GenerationLastNameRoy     KuanLimited
            Asia I Acquisition
Comapany
March      NameGeneration Asia I Acquisition Limited
       25, 2024
March2 25, 2024 Page 2
Page
FirstName LastName
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Ronald (Ron) E. Alper at 202-551-3329 or Brigitte Lippmann at 202-551-
3713 with any questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Real Estate
& Construction
cc:      Elena Nrtina